UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WAVEDANCER, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

456696103

(CUSIP Number)

G. James Benoit, Jr.

WaveDancer, Inc.

12015 Lee Jackson Memorial Highway

Suite 210

Fairfax, Virginia 22033

(703) 383-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456696103	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
GERALD JAMES BENOIT, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
MARYLAND

NUMBER OF	7	SOLE VOTING POWER	2,619,136
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	616,645
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	2,619,136
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	616,645

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,235,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.57%

14	TYPE OF REPORTING PERSON	IN

CUSIP No. 456696103	13D/A	Page 3 of 5 Pages

SCHEDULE 13D

This Amendment No. 1 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2022, relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of WaveDancer, Inc., a Delaware corporation (the “Issuer” or “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Person is personal funds of the Reporting Person. The Reporting Person did not borrow any funds to acquire his respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Person. Source of funds as stated do not apply to options and warrants to purchase common stock that are not yet exercised but are included in beneficial holdings.

G. James Benoit, Jr. $2,730,875

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	The Reporting Person hereby report beneficial ownership, in the manner hereinafter described:

Shares Held in the Name of	Number of Shares	Percentage of Outstanding Security (1)

G. James Benoit, Jr.	2,619,136	12.60%	(2)

G James Benoit, Jr. and Kari L. Benoit	616,645	3.24%

Total	3,235,781	15.57%	(2)

(1)    The foregoing percentages are based on the number of Shares of the Issuer outstanding as of August 12, 2022, of 19,035,768, increased by the effect of exercising options and warrants for shares of common stock.

(2)    Includes 1,000,000 shares of common stock issuable upon the exercise of options and 750,000 shares of common stock issuable upon the exercise of warrants.

(b)

G. James Benoit, Jr., has sole voting and dispositive power over his shares enumerated in paragraph (a). G. James Benoit, Jr., and his spouse Kari L. Benoit have shared voting and dispositive power over their shares enumerated in paragraph (a).

CUSIP No. 456696103	13D/A	Page 4 of 5 Pages

(c)	Transactions for the 60 days prior to the date of this Schedule 13D/A:

Person Who Effected the Transaction	Transaction Date	Number of Shares Purchased	Price per Share
G. James Benoit, Jr.	7/19/2022 (1)	10	$1.16
G. James Benoit, Jr.	7/19/2022 (1)	1,952	1.22
G. James Benoit, Jr.	7/19/2022 (1)	900	1.23
G. James Benoit, Jr.	7/19/2022 (1)	5,190	1.25
G. James Benoit, Jr.	7/20/2022 (1)	1,628	1.19
G. James Benoit, Jr.	7/20/2022 (1)	235	1.22
G. James Benoit, Jr.	7/20/2022 (1)	3,572	1.23
G. James Benoit, Jr.	7/20/2022 (1)	1,664	1.24
G. James Benoit, Jr.	7/20/2022 (1)	7,543	1.25
G. James Benoit, Jr.	7/21/2022 (1)	2,306	1.26
G. James Benoit, Jr.	7/22/2022 (1)	105	1.37
G. James Benoit, Jr.	7/22/2022 (1)	100	1.38
G. James Benoit, Jr.	7/22/2022 (1)	100	1.40
G. James Benoit, Jr.	7/22/2022 (1)	18,712	1.45
G. James Benoit, Jr.	7/25/2022 (1)	5,983	1.56
G. James Benoit, Jr.	7/26/2022 (1)	5,530	1.39
G. James Benoit, Jr.	7/26/2022 (1)	300	1.41
G. James Benoit, Jr.	7/26/2022 (1)	3,306	1.45
G. James Benoit, Jr. and Kari L. Benoit	08/11/2022 (2)	500,000	1.20

(1)    Shares acquired in accordance with Reporting Person’s 10b5-1 plan.

(2)    Shares acquired in private placement transaction directly from Issuer on August 11, 2022.

(d)	Right to receive or power to direct: Not applicable.
(e)	Date Reporting Person ceased to be 5% owner: Not applicable.

CUSIP No. 456696103	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Common Stock of the Issuer.

Dated: August 16, 2022

/s/ Gerald James Benoit, Jr.
GERALD JAMES BENOIT, JR.